SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                            FOR THE MONTH OF MAY 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No  X
                                      ---     ---

                                                     TCOC3: R$ 7.46/1,000 shares
                                                     TCOC4: R$ 6.05/1,000 shares
                                        TRO: US$ 8.15/ADR (1 ADR = 3,000 shares)


INVESTOR RELATIONS DEPARTMENT:
ARTHUR FONSECA  -  ARTHUR.FONSECA@TCO.NET.BR
                                                                 WEB SITE
FLAVIA MENEZES  -  FLAVIA.MENEZES@TCO.NET.BR               HTTP://WWW.TCO.NET.BR




                            ANNOUNCES RESULTS FOR THE
                              FIRST QUARTER OF 2001


FIRST QUARTER           BRASILIA, MAY 09, 2001 - Tele Centro Oeste Celular
HIGHLIGHTS              Participacoes S.A. (NYSE: TRO; IBOVESPA:
                        TCOC3/TCOC4) today discloses its results relative to the first quarter of 2001. In the first quarter of 2001, the company obtained a net consolidated profit of R$ 34.9 million, and its earnings before interest, taxes, depreciation and amortization (EBITDA), was R$ 101 million. It generated a Gross Operating Revenue of R$
                        346.5 billion and a Net Operating Revenue of R$ 277.6 million, which represented a 43% growth over the previous year.

2 MILLION CLIENTS       In the month of May 2001 TCO is celebrating the mark of
                        2 million clients. In March 2001 TCO celebrated the mark of one million clients, and shortly afterwards it had increased its client base by 100%, which is clear evidence of the excellent administration of the company and proves its deep knowledge of the region where it operates. It also shows the level of investments made in the quality of services and coverage.

                                OPERATING RESULTS

----------------------------------------------------------------------------------
SUBSCRIBERS         1Q01          4Q00          3Q00        2Q00        1Q00
----------------------------------------------------------------------------------
CONSOLIDATED        1,897,557     1,712,184     1,392,729   1,224,707   1,021,369
     Post-paid        621,746       579,511       492,358     525,646     534,622
     Pre-paid       1,259,101     1,115,962       883,664     682,360     470,055
     Rural             16,710        16,711        16,707      16,701      16,692

AREA 7              1,598,530     1,455,502     1,212,137   1,094,766     939,176
     Post-paid        519,734       493,934       446,093     487,229     508,584
     Pre-paid       1,062,086       944,857       749,337     590,836     413,900
     Rural             16,710        16,711        16,707      16,701      16,692

AREA 8                299,027       256,682       180,592     129,941      82,193
     Post-paid        102,012        85,577        46,265      38,417      26,038
     Pre-paid         197,015       171,105       134,327      91,524      56,155
----------------------------------------------------------------------------------

AREA 7 -                Our Band A operators in Area 7 closed the quarter with
CONTINUOUS              more than 1.5 million clients, of which 34% is formed by
GROWTH                  clients of the post-paid system. The percentage of
                        population covered by TCO in Area 7 reached 84% at the end of March, which is equivalent to more than 12 million inhabitants in 256 locations. TCO's penetration rate reached 11% in the region at the end of the quarter, which represents an increase of 66% compared to the same period of the previous year.

AREA 8 -                NBT is the company operating Band B in Area 8, and
SUCCESS IN SALES        closed the quarter with more than 299 thousand
                        subscribers, of which 34% were from post-paid clients.
                        The penetration rate obtained by NBT went up by 235% compared to the first quarter of 2000, reaching 2% in the present quarter. In addition, NBT covers 56 locations, which corresponds to approximately 50% of the population in Area 8.

ENCOURAGING             TCO recently launched new products aiming at expanding
THE POST-PAID           the use of the post-paid service. The SOLTE A VOZ
SERVICE                 ["SPEAK UP"] is an exclusive reward program offered to
                        TCO clients who use post-paid cellular services. The services referring to calls paid through their bills are converted into minutes of free cellular-phone conversation. Also in 2000, TCO launched the LIGUE+
                        ["CALL+"], a program which offers a 25% discount on the calls originated by the client to a pre-established set of numbers, conditional on their being subscribers of TCO.

"ESSENCIAL" -           Late in the third quarter of 2000, TCO launched the
AN ALTERNATIVE          alternative service plan called ESSENCIAL ["ESSENTIAL"],
SERVICE PLAN            aiming at attracting clients with a profile for the
                        post-paid service. The program offers four plans with services that have minute-based deductibles VC1 and VC2, for calls to any cellular or fixed line within the TCO region. The monthly fee is charged according to the number of minutes contracted as deductible:

                                    ESSENCIAL 50 MINUTES : R$ 39.00
                                    ESSENCIAL 100 MINUTES : R$ 59.00
                                    ESSENCIAL 150 MINUTES : R$ 69.00
                                    ESSENCIAL 300 MINUTES : R$ 109.00

                                ------------------------------------------------------------------------------
                                AREA 7 - OPERATING DATA                      1Q01        4Q00        1Q00
                                ------------------------------------------------------------------------------
                                Estimated market participation (%)               79.0        78.4        80.0
                                Estimated population (Millions)                  14.3        14.3        14.0
                                Estimated penetration - TCO (%)                  11.1        10.1         6.7
                                Access digitization (%)                          92.2        90.3        77.4
                                Municipalities attended                           256         253         237
                                Workforce                                       2,213       1,834       1,541
                                    Employed                                    1,148       1,082         990
                                    Interns and outsourced                      1,065         752         551
                                ------------------------------------------------------------------------------

                                ------------------------------------------------------------------------------
                                AREA 8 - OPERATING DATA                      1Q01        4Q00        1Q00
                                ------------------------------------------------------------------------------
                                Estimated market participation (%)               27.0        25.3        18.0
                                Estimated population (Millions)                  14.8        14.9        14.6
                                Estimated penetration - NBT (%)                   2.0         1.7         0.6
                                Access digitization (%)                           100         100         100
                                Municipalities attended                            56          56          22
                                Workforce                                         636         563         333
                                    Employed                                      252         245         169
                                    Interns and outsourced                        384         318         164
                                ------------------------------------------------------------------------------

WAP On January 10, 2001, TCO activated the WAP service, which is currently offered in the cities of BRASILIA, GOIANIA, CAMPO GRANDE, BELEM, MANAUS and SAO LUIS. TCO markets two types of handsets equipped with the WAP technology: the NOKIA 7160 and the GRADIENTE G-WAP, for R$ 799.00 for post-paid and R$990.00 for pre-paid service. No monthly subscription is charged, but the value equivalent to the VC1 rate per minute of usage is. The services offered by the WAP portal include movies and theater shows, celebrations and concerts, tourism, restaurants, hotels, convenient telephone numbers, news, bank services, message delivery, customized message cards, games, professions, careers and others. Between October 2000 and April 2001, TCO invested approximately R$ 20 million the WAP system.

SMS E-CELULAR is the SHORT MESSAGE SERVICE offered by TCO, which currently has more than 230 thousand registered subscribers, of which 182 thousand are in Area 7 and 48 thousand in Area 8. Approximately 600 thousand messages are sent daily, 470 thousand by clients in Area 7 and 130 thousand by clients in Area 8. Currently TCO does not charge for this service.

NETWORK                 At the end of March 2001, TCO had 607 Radio Base
STRUCTURE               Stations (ERB) in Area 7 and 13 Switching Equipment. In
                        Area 8, NBT has now 116 Radio Base Stations (ERB) and 9
                        Switching Equipment.

TRADE At the end of the first quarter of 2001, TCO had 35 proprietary stores, 1,088 accredited retailers of handsets and more than 9 thousand direct and indirect retailers of cards in Area 7. In Area 8, TCO runs a trade structure through NBT which has 13 proprietary stores, 204 accredited retailers of handsets and more than 2.4 thousand direct and indirect retailers of cards.

                         ECONOMIC AND FINANCIAL RESULTS


                                                                                       R$ Thousands
                         -------------------------------------------------------------------------------
                         CONSOLIDATED RESULT - ACCUMULATED           1Q01       1Q00     VARIATION (%)
                         -------------------------------------------------------------------------------
                         Gross Operating Revenue                    346,539     243,418             42%
                         Net Operating Revenue                      277,607     193,696             43%
                         Operating Profit                            58,743      41,550             41%
                         Net Profit in the Period                    34,902      26,738             31%
                         EBITDA                                     101,087      70,641             43%
                         EBITDA Margin                                36.4%       36.5%              0%
                         Indebtedness <F1>                              47%         37%             27%
                         Net Indebtedness <F2>                          23%         24%             -4%
                         Leverage <F3>                                  97%         66%             47%
                         -------------------------------------------------------------------------------

                         <F1>
                         Indebtedness = (Current and non-current liabilities) / Liability
                         <F2>
                         Net Indebtedness = (Current and non-current liabilities - Cash and cash equivalents) / Liability
                         <F3>
                         Leveraging = (Current and non-current liabilities) / Shareholders' Equity



OPERATING               The Net Operating Revenue accumulated by TCO increased
PROFIT                  by 43% in 2000. The resale of handsets generated a gross
                        revenue of R$ 47 million in the quarter.

AVERAGE NET             The consolidated ARPU (with no handsets sales) obtained
REVENUE PER             by TCO in the first quarter of 2001 was R$ 44. NBT
SUBSCRIBER              registered an ARPU (with no handsets sales) of R$ 48.

OPERATING               The cost of products sold in the first quarter reached
EXPENSES                R$ 54.2 million. Due to higher expenses associated with
                        marketing, advertising and subsidies, the cost of client acquisition (SAC) reached R$ 140.

EBITDA                  In the first quarter of 2001, TCO obtained an EBITDA
MARGIN                  Margin of 36.4%, which demonstrates the capacity the
                        company has of generating cash using its operating assets. The EBITDA obtained in the quarter was R$ 101 million.

INVESTMENTS             During the first quarter of 2001 TCO invested R$ 24
                        million in Property, Plant and Equipment in Areas 7 and 8 together, mainly in projects to expand the network of mobile cellular services and to modernize telecommunication services. The volume of investments projected for 2001 is approximately R$ 250 million, including proprietary resources and financing, to be used in network expansion and service modernization.

--------------------------------------------------------------------------------
DISCLAIMER: The present communication contains forecasts on future events. Such forecasts do not constitute facts occurred in the past and reflect exclusively the expectations of the company's administrators. The terms "anticipates", "believes", "estimates", "expects", "forecasts", "intends", "plans", "projects", "aims at", as well as all other similar terms have the objective of identifying such predictions, which obviously imply risks and uncertainty, not necessarily predicted by the company. Therefore, all future results of the company's operations may differ from the current expectations and the reader should not trust exclusively in the positions herein. These previsions represent exclusively the company's opinion on the date when they are made and imply no obligation on the part of the company to update them based on new information or on future developments.


                        ** FINANCIAL STATEMENTS FOLLOW **

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                 BALANCE SHEETS
                      March 31, 2001 and December 31, 2000
                             (In thousands of Reais)



                                                                       CONSOLIDATED
                                                            ------------------------------------
                                                               03/31/2001        12/31/2000
                                                            ------------------------------------
ASSETS
                                                            ------------------------------------
CURRENT ASSETS                                                        961,246           957,579
                                                            ------------------------------------
    Cash and cash equivalents                                          21,475            11,267
    Short-term investments                                            443,492           438,864
    Marketable securities                                             130,602           158,701
    Accounts receivable from services                                 154,799           161,010
    Inventories                                                        44,625            52,082
    Deferred and recoverable taxes                                    112,334           107,380
    Other assets                                                       53,919            28,275


                                                            ------------------------------------
NONCURRENT ASSETS                                                      64,264            72,973
                                                            ------------------------------------
    Deferred and recoverable taxes                                     60,345            66,282
    Loans with related parties                                              -             2,673
    Other assets                                                        3,919             4,018






                                                            ------------------------------------
PERMANENT ASSETS                                                      878,125           884,898
                                                            ------------------------------------
    Investments                                                         4,945             4,810
    Property, plant and equipment                                     835,489           841,375
    Deferred assets                                                    37,691            38,713


                                                            ------------------------------------
TOTAL                                                               1,903,635         1,915,450
                                                            ====================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                 BALANCE SHEETS
                      March 31, 2001 and December 31, 2000
                             (In thousands of Reais)



                                                                                        CONSOLIDATED
                                                                             ------------------------------------
                                                                                03/31/2001        12/31/2000
                                                                             ------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                             ------------------------------------
CURRENT LIABILITIES                                                                    745,253           866,106
                                                                             ------------------------------------
     Personnel, social charges and benefits payable                                      7,075             6,969
     Suppliers                                                                         121,821           227,757
     Indirect taxes                                                                     46,528            61,002
     Income taxes                                                                       14,354                68
     Income participation                                                               52,096            51,781
     Loans and financing                                                               468,915           490,239
     Concession area 8                                                                  19,998            19,423
     Other obligations                                                                  14,466             8,867


                                                                             ------------------------------------
NONCURRENT LIABILITIES                                                                 153,923            82,953
                                                                             ------------------------------------
     Provision for contingencies                                                        64,947            62,996
     Suppliers                                                                             549               548
     Income taxes                                                                          499               499
     Loans and financing                                                                87,928            18,910


PARTICIPATION OF MINORITY SHAREHOLDERS'                                                 73,033            69,867

                                                                             ------------------------------------
SHAREHOLDERS' EQUITY                                                                   931,300           896,398
                                                                             ------------------------------------
     Capital                                                                           303,000           303,000
     Capital reserve                                                                   109,928           109,928
     Income reserve                                                                    127,837           127,837
     Accumulated earnings                                                              390,535           355,633

CAPITALIZABLE FUNDS                                                                        126               126

                                                                             ------------------------------------
TOTAL                                                                                1,903,635         1,915,450
                                                                             ====================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                        CONSOLIDATED FINANCIAL STATEMENTS
                        (In thousands of Brazilian reais)



                                                              ---------------------------------------------
                                                                  1Q 01           4Q 00          1Q 00
                                                              ---------------------------------------------
GROSS OPERATING REVENUE                                             346,539         327,674        243,418
Deductions of gross revenue                                        (68,932)        (64,657)       (49,722)
NET OPERATING REVENUE                                               277,607         263,017        193,696
Cost of services rendered and merchandise sold <F4>               (104,265)       (137,843)       (73,677)
GROSS PROFIT                                                        173,342         125,174        120,019

OPERATING REVENUES / EXPENSES
Service trade <F4>                                                 (47,677)        (38,446)       (30,924)
General and administrative expenses <F4>                           (24,772)        (20,379)       (17,546)
Other net operating revenues / expenses                                 194         (5,777)          (908)
PROFIT BEFORE DEPRECIATION AND FINANCIAL REVENUE / EXPENSES         101,087          60,572         70,641
- EBITDA

Depreciation                                                       (31,148)        (28,417)       (26,617)

PROFIT AFTER DEPRECIATION BEFORE FINANCIAL REVENUE AND               69,939          32,155         44,024
EXPENSE - EBIT

Financial revenues / expenses                                      (11,196)        (20,080)        (2,474)

OPERATING PROFIT                                                     58,743          12,075         41,550

Non-operating revenues / expenses                                   (5,304)        (11,049)          1,211

PROFIT BEFORE TAXES, MINOR                                           53,439           1,026         42,761

Income Tax and Social Contribution                                 (14,681)           4,263       (11,620)
Employee participation                                                (527)           (527)          (427)
Participation of minority shareholding                              (3,329)         (1,347)        (3,976)

PROFIT BEFORE THE REVERSION OF INTEREST ON OWNED CAPITAL             34,902           3,415         26,738

REVERSION OF INTEREST ON OWNED CAPITAL                                               19,877

                                                              ---------------------------------------------
NET PROFIT IN THE PERIOD                                             34,902          23,292         26,738
                                                              =============================================

<F4>
With no depreciation.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                EXPLICATIVE NOTES
                    For The Three Months ended March 31, 2001
           (A free translation from the original issue in Portuguese)


1.    COMPANY'S OPERATIONS

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. was constituted in accordance with
Article 189 of Law No. 9,472/97 (Telecommunications General Law) and Decree No. 2,546 of April 14, 1998, as a result of the spin-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the respective appraisal report was issued on February 28, 1998.

The Company is a Corporation directly controlled by BID S.A. (company controlled by Splice do Brasil S.A.) who acquired 53.80% of the voting capital and 18.36% of the total capital.

The Company controls the following companies: Telebrasilia Celular S.A., Telegoias Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A.. The subsidiaries are responsible for providing cellular telephone services - Band A throughout the Middle West region of the country including the States of Rondonia and Acre, according to the concession terms signed by the Federal Government which should expire on August 5, 2008 but could be extended for another 15 years.

On May 24, 1999 the company Norte Brasil Telecom S.A. - NBT was constituted, as a private corporation, with 95% participation in the parent company. NBT's operating objective is to explore cellular services as well as all necessary and useful activities for delivering these services within area 8 - Band B which comprises the States of Amazonas, Roraima, Amapa, Para and Maranhao.

Norte Brasil Telecom S.A. started up its operating activities at the end of October 1999 serving 11 from the 97 cities comprising the respective service area. As the operating activities related to the services at December 31, 1999 were not significant, all expenses incurred as a result were considered as pre-operating expenses which were amortized in proportion with the area served as of January 2000.

The services provided by the subsidiaries and respective charges are controlled by ANATEL (National Agency of Telecommunications), authority responsible for regulating telecommunications in Brazil, in accordance with Law No. 9,472 of July 16, 1997.

On November 30, 2000 TCO IP S.A. was constituted, a corporation holding 99.99% participation in the parent company (Tele Centro Oeste Celular). The latter has the objective of rendering telecommunication services according to classification established by ANATEL - National Agency of Telecommunications, as well as services of internet access, information systems in general, resale of computer and software equipment, computer and telecommunications training, internet marketing, home pages development and others.

2.    PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements of the parent company and subsidiaries have been prepared in conformity with accounting practices established by the Brazilian Corporate Law and norms published by the C.V.M. (Brazilian equivalent of the Securities and Exchange Commission of the U.S.).


3.    SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a.    SHORT-TERM INVESTMENTS

Refer to temporary investments of high liquidity falling due within less than three months, stated at cost plus income earned to the balance sheet date.

b.    CREDITS AND OBLIGATIONS


Credits and obligations are stated at their historical value. The amounts subject to monetary correction, foreign exchange rates and interest have been adjusted to the balance sheet date.

c.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

This provision was constituted to cover accounts receivable unlikely to be collected. The methodology comprises the recording of a provision to cover 100% of accounts overdue more than 90 days. Additionally, for the accounts not yet billed, not yet due and overdue more than 90 days, the percentages historically obtained from write-offs are applied on the respective gross revenues computed within the last 12 months.

d.    INVENTORIES

Stated at average acquisition cost not exceeding the respective replacement cost.

e.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at acquisition and/or construction cost, monetarily corrected to December 31, 1995 less accumulated depreciation.

The exploration right (concession area 8) of cellular services - Band B relating to the subsidiary Norte Brasil Telecom S.A. was stated at the respective acquisition cost and is being amortized according to the concession period.

The inventories of materials related to the plant expansion are stated at acquisition average cost.

Expenses incurred with repair and maintenance are capitalized when improvements are made (increase in the installation capacity or useful life). The remaining expenses are charged to the operating result on an accrual basis.

e.    PROPERTY, PLANT AND EQUIPMENT -- CONTINUED

Depreciation is calculated through the straight-line method taking into consideration the useful life of the assets. The respective rates are described in Note No. 7.

f.    DEFERRED ASSETS

The income and expenses incurred during the pre-operating period of the subsidiary Norte Brasil Telecom S.A. are charged to deferred assets.

Deferred assets were not subject to amortization in 1999 as the subsidiary Norte Brasil Telecom S.A. was undergoing a pre-operating phase. These expenses have been subjected to amortization since January 2000.

g.    PROVISION FOR VACATION

The amounts related to employees' vacation due were provided for in proportion to the respective acquisition period.

h.    INCOME TAX AND SOCIAL CONTRIBUTION TAX ON INCOME

Income tax and social contribution tax on income are recorded on an accrual basis, calculated according to current legislation. Deferred taxes are recorded over temporary differences, calculated based on rates applicable at the respective realization or liquidation.

i.    PROVISION FOR CONTINGENCIES

The provision for contingencies was recorded based on an analysis of the Company's lawyers regarding all existing legal actions.

j.    RECORDING OF REVENUES AND EXPENSES

Revenues and expenses are charged to the year's operating result on an accrual basis. The revenues derived from sales of prepaid recharging cellular telephone cards are deferred and charged to the operating result as the cards are used.

k.    FINANCIAL RESULT, NET

The financial result, net is represented by interest and monetary correction on short-term investments and loans obtained as well as granted.

l.    PENSION PLAN

Tele Centro Oeste Celular Participacoes S.A. and subsidiaries sponsor a private defined-benefit social security plan, which is managed by SISTEL. The plan contributions are determined based on actuarial studies conducted by independent actuaries in accordance with current Brazilian norms. The actuarial studies are periodically reviewed in order to determine the need for adjusting the contributions.

m.    EMPLOYEES' INCOME PARTICIPATION

Tele Centro Oeste Celular Participacoes S.A. and subsidiaries provide for employees' income participation based on Article 5 of Provisional Measure No. 980 of April 25, 1995 and subsequent publications.

The amount provided for is equivalent to a monthly salary subject to approval at the Shareholders Meeting.

n.    PROFIT PER SHARE

Profit per share was calculated based on the number of shares in circulation at the balance sheet computation date.

4.    CONSOLIDATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with consolidation basic principles established by Brazilian Corporate Law and norms of the C.V.M. (Brazilian equivalent of the Securities and Exchange Commission of the US).

We present below the main consolidation procedures:

Elimination of assets and liability account balances between the consolidated companies;
Elimination of capital participation, reserves and accumulated earnings of the consolidated companies;
Elimination of revenues and expenses derived from business held between the consolidated companies;
Highlighting the amounts of participation by minority shareholders on the financial statements.

The consolidated companies are as follows:

                                              CAPITAL PARTICIPATION (%)
                                         ------------------------------------
                                              3/31/2001        12/31/2000
                                          -----------------------------------
Telebrasilia Celular S.A.                             88.21            88.21
Telegoias Celular S.A.                                92.22            92.22
Telemat Celular S.A.                                  97.37            97.31
Telems Celular S.A.                                   98.26            98.19
Teleron Celular S.A.                                  96.97            96.97
Teleacre Celular S.A.                                 98.29            98.29
Norte Brasil Telecom S.A. - NBT                       95.00            95.00
TCO IP S.A.                                           99.99            99.99

5.    ACCOUNTS RECEIVABLE FROM SERVICES

                                                                    CONSOLIDATED
                                                           -------------------------------
                                                             3/31/2001      12/31/2000
                                                           -------------------------------
Amounts invoiced                                                   52,277          47,901
Amounts to be invoiced                                             43,470          42,948
Network use rate                                                   56,176          46,284
Sales - prepaid                                                    26,095          40,611
Allowance for doubtful accounts                                  (33,422)        (25,826)
Others                                                             10,203           9,092
                                                           -------------------------------
TOTAL                                                             154,799         161,010
                                                           ===============================

6.    INVESTMENTS

                                                                  PARENT COMPANY                 CONSOLIDATED
                                                          -------------------------------------------------------------
                                                             3/31/2001      12/31/2000     3/31/2001      12/31/2000
                                                          -------------------------------------------------------------
Participation stated through the equity method                  1,126,381      1,083,592              -              -
Premium - Norte Brasil Telecom S.A.                                 3,339          3,339          3,339          3,339
Other investments                                                       6          1,286          1,606          1,471
                                                          -------------------------------------------------------------
Total                                                           1,129,726      1,088,217          4,945          4,810
                                                          =============================================================


                                                       3/31/2001                                           12/31/2000
                ---------------------------------------------------------------------------------------------------------
                                 NET (LOSS)                            CAPITAL INCREASE
                 SHAREHOLDERS'   INCOME FOR VOTING   TOTAL    EQUITY    AND INTEREST ON
COMPANIES            EQUITY      THE PERIOD CAPITAL CAPITAL   PICK-UP     OWN CAPITAL      INVESTMENT      INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
Telebrasilia             398,897      18,711    91%       88%    16,504                -         355,017         338,515
Telegoias                281,624       9,727    91%       92%     8,970                -         261,149         252,180
Telemat                  191,680       8,285    99%       97%     8,066              111         187,129         178,951
Telems                   154,036       6,145    99%       98%     6,036               53         151,675         145,587
Teleron                   40,907       1,754    98%       97%     1,701                -          39,801          38,102
Teleacre                  23,061         210   100%       98%       206                -          22,710          22,499
NBT                      107,694       (393)    95%       95%     (373)                -         107,385         107,758
TCO IP                       100           -    99%       99%         -            1,515           1,515               -
                -----------------------------                ------------------------------------------------------------
TOTAL                  1,197,999      44,439                     41,110            1,679       1,126,381       1,083,592
                =============================                ============================================================

The premium of R$ 3,339 refers to the acquisition of 45% of the shares of Norte Brasil Telecom S.A. from Inepar S.A. on May 24, 1999. This premium is being amortized over a period of 10 years.

7.    PROPERTY, PLANT AND EQUIPMENT


                                                                                  Consolidated
                                                                -----------------------------------------------------------
                                                                                        3/31/2001             12/31/2000
                                                                              ---------------------------------------------
                                                      ANNUAL
                                                   DEPRECIATION                 ACCUMULATED     NET BOOK       NET BOOK
                                                     RATES (%)       COST       DEPRECIATION      VALUE         VALUE
                                                   ------------------------------------------------------------------------
Assets and service installations
   Switching equipment                                  10             155,511        (39,332)      116,179        113,024
   Transmission equipment                              14.29           580,153       (254,031)      326,122        332,721
   Infra-structure
     Land                                                -               3,694               -        3,694          3,588
     Buildings                                           4              30,785         (9,346)       21,439         21,489
     Supporters and protectors                           5              40,313         (7,285)       33,028         32,828
     Energy equipment                                   10              60,856        (30,623)       30,233         31,393
     Leasehold improvement at third parties             10               3,840         (1,064)        2,776          2,808
  Computer equipment                                    20              14,922         (4,854)       10,068          8,914
 Vehicles                                               20               1,650         (1,156)          494            571
  Exploration right (concession)                       3.33             60,550         (2,520)       58,030         58,534
  Other assets                                        5 to 20           44,176        (10,272)       33,904         41,665
Assets and installations in progress                     -             189,764               -      189,764        182,932
CONSTRUCTION MATERIAL                                    -               9,758               -        9,758         10,908
                                                                -----------------------------------------------------------
Total                                                                1,195,972       (360,483)      835,489        841,375
                                                                ===========================================================

8.    LOANS AND FINANCING

                                                                                 PARENT COMPANY            CONSOLIDATED
                                                                             -------------------------------------------------
                              INTEREST AND MONETARY CORRECTION    DUE DATE    3/31/2001  12/31/2000   3/31/2001   12/31/2000
                             -------------------------------------------------------------------------------------------------
NATIONAL CURRENCY
BNDES                        TJLP  plus annual interest of 4%    01/16/2006            -           -      71,635       84,026
                             per year.
Commercial Paper             Annual discount of 19% applied on        -                -     186,913     150,872      186,913
                             the subscription date with Swap of
                             103.5% of CDI.
Other loans                  Industrial products Column 20 - FGV   2000 to             -           -       1,714        1,771
                                                                    2008
FOREIGN CURRENCY
Banco ABC do Brasil          Foreign exchange variation based     4/23/2001            -           -       4,863        6,086
                             on the U.S. dollar plus libor and
                             annual interest of 1.125%
Euro Commercial Paper        Annual discount of 9.5% with        05/18/2001      204,869       5,014     235,026      207,943
                             foreign exchange variation based
                             on the U.S. dollar plus Swap of
                             CDI.
Export Development           Foreing exchange variation based    11/22/2005            -           -      40,555       21,954
Corporation - EDC            on the U.S. dollar plus libor for
                             six month and annual interest of
                             3.9%
Banco  Santander             Libor plus 1.71% per year           02/25/2002            -           -      50,577            -
Others                       -                                        -                -           -       1,601          456
                                                                             -------------------------------------------------
TOTAL                                                                            204,869     191,927     556,843      509,149
CURRENT                                                                        (204,869)   (191,927)   (468,915)    (490,239)
                                                                             -------------------------------------------------
NONCURRENT                                                                             -           -      87,928       18,910
                                                                             =================================================

The amounts falling due on a long-term basis are as follows:

                             CONSOLIDATED
                     -----------------------------
      DUE DATE         3/31/2001     12/31/2000
--------------------------------------------------
2002                        21,027          4,567
2003                        22,087          4,568
2004                        22,087          4,568
2005                        22,087          4,568
2006                           226            226
2007                           226            225
2008                           188            188
                     -----------------------------
TOTAL                       87,928         18,910
                     =============================

The controlling company sees about financial funding along with the financial market, then repassing them to the related parties by means of assumption of debts operations so that as to reduce the total financial funding costs.

9.    NET OPERATING REVENUE FROM TELECOMMUNICATION SERVICES

                                                        CONSOLIDATED
                                               -------------------------------
                                                 3/31/2001      03/31/2000
                                               -------------------------------
Subscription                                           34,529          50,220
Use                                                   110,851          78,538
Use of network                                        122,733          66,092
Additional services                                     1,677           2,556
Resale of cellular equipment                           47,086          33,404
Resale of cards                                        29,591          11,416
Others                                                     72           1,192
                                               -------------------------------
Gross operating revenue                               346,539         243,418
Gross revenue deductions                             (68,932)        (49,722)
                                               -------------------------------
Net operating revenue                                 277,607         193,696
                                               ===============================

10.   PROVISION FOR CONTINGENCIES

                                           PARENT COMPANY                 CONSOLIDATED
                                    ------------------------------------------------------------
                                      3/31/2001     12/31/2000      3/31/2001     12/31/2000
                                    ------------------------------------------------------------
Tax                                         6,078           5,375         9,733           8,721
Labor                                           -               -           364             654
Others (A)                                 54,667          53,128        54,850          53,621
                                    ------------------------------------------------------------
TOTAL                                      60,745          58,503        64,947          62,996
                                    ============================================================

Basically refers to original loans from Telecomunicacoes Brasileira S.A. - TELEBRAS, which according to Attachment II of the Spin-Off Report of February 28,1998, approved by the Shareholders Meeting of May 1998, should be charged to the respective holding controlled by Telegoias Celular S.A. and Telebrasilia Celular S.A..

Local management, based on the understanding that the respective loans were wrongly allocated at the time of the spin-off, suspended the payments flow subsequent to the changes in Company's controls. These loans are being indexed by the IGP-M (Market General Price Index) plus 6% annual interest.

In June 1999, Tele Centro Oeste Celular Participacoes S.A. (parent company) filed a legal action claiming that the assets related to these obligations - loans and financing - belong to the Company as well as the respective accessories, plus compensations for the installments paid.

In November 1999, the Company's management decided to transfer to the actual holding - Tele Centro Oeste Celular Participacoes S.A.. the liability derived from the loan originally made by Telecomunicacoes Brasileira S.A. - TELEBRAS and absorbed during the spin-off process.

The Company's lawyers believe that the chances of obtaining a favorable outcome are good.

11.   CAPITAL

The authorized capital at March 31, 2001 and December 31, 2000 corresponds to 700,000,000,000 shares.

The subscribed and paid-in capital at March 31, 2001 and December 31, 2000 corresponds to R$ 303,000, represented by 364,399,028,000 shares distributed as follows (in thousands of shares):

                                                                     3/31/2001          12/31/2000
                                                              --------------------------------------
Common shares                                                        124,369,031        124,369,031
Preferred shares                                                     240,029,997        240,029,997
                                                              --------------------------------------
Total                                                                364,399,028        364,399,028
                                                              ======================================
Equity value per lot of thousand shares (in R$)                         2.555715           2.555715

The preferred shares of Tele Centro Oeste Celular Participacoes S.A do not have voting right with priority of capital reimbursement and payment of noncumulate minimum dividends.

The partial spin-off of the Company was approved at the Extraordinary Shareholders Meeting held at Tele Centro Oeste Celular Participacoes S.A. on October 30, 2000 and confirmed by the Administrative Council, reducing its subscribed capital from R$ 303,100 to R$ 303,000 and increasing capital in its subsidiaries (except Norte Brasil Telecom S.A.) of R$ 5 (five reais) each and the remaining amount was used for capital reserve purposes.

12.   MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

At March 31, 2001, the Company and subsidiaries maintained operations that could be regarded as "Financial Instruments" according to instruction of the CVM No. 235/95. However, none of these operations should result in significant effects regarding future gain or loss, considering market values and rates.

The main operations were:

Short-term investments - adjusted according to rates agreed with by financial institutions, without expectations of losses to the Company.

Loans and financing - are linked to several indices and present varied interest rates, as mentioned in Note 8. Local management does not believe that future gains or losses will be generated by negotiations involving loans and financing.

The handling of these operations is carried out through definition of strategies, establishment of control systems, determination of position limits and assessment of risks involved.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: May 9, 2001                     By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                            ------------------------------------
                                            Name:  Mario Cesar Pereira de Araujo
                                            Title: President